Mail Stop 3561

September 6, 2007

Lonnie D. Schnell
Chief Financial Officer
Talon International, Inc.
21900 Burbank Blvd., Suite 270
Woodland Hills, CA 91367

>   **Re:**   **Talon International, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 10, 2007**
>   **File No. 333-145344**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed April 13, 2007, as amended**
>   **Form 10-Q for Quarterly Period Ended June 30, 2007**
>   **File No. 1-13669**

Dear Mr. Schnell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Where You Can Fnd More Information, page 16

1. Please specifically incorporate by reference your Form 8-K filed August 3, 2007. Also, include any additional reports filed subsequent to the date of filing the Form S-3 since you are otherwise required to amend the Form S-3. See Compliance and Disclosure Interpretation H.69. regarding Form S-3, Item 12(a).

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20
Overview, page 20

2. Please include a discussion of the expected effects on future earnings and cash
flows resulting from your 2005 restructuring. Refer to SAB Topic 5:P:4. In the
discussion you should:

- Quantify the expected effects of the restructuring and disclose the initial
period in which those effects are expected to be realized;
- Discuss whether the cost savings are expected to be offset by anticipated
increases in other expenses or reduced revenues;
- Clearly identify the income statement line items to be impacted (for example,
cost of goods sold, selling expenses, general and administrative expenses,
etc.); and
- Discuss whether actual savings anticipated by the restructuring are being
achieved as expected and, if not, the reasons for an outcome different from
your initial expectations and the likely effects of the different outcome on
future operating results and liquidity.

3. Reference is made to your disclosure of the $3.6 million reserve included in bad
debt expense in the sixth paragraph and the inventory write-down in the seventh
paragraph on page 21. Please tell us how these charges reconcile to the
disclosures reflected in Schedule II.

Results of Operations, page 22

4. In circumstances where you identify more than one factor accounting for a
material change in a financial statement line item between periods, please provide
an analysis of the underlying reasons for each significant change you identify.
For example, you should disclose the reasons for the decline in freight and duty
charges, the reduction in inventory adjustments and obsolescence and the
reduction in manufacturing and overhead charges in your discussion of cost of
goods sold and the decreases in legal costs, employee and benefit costs, facility
costs and other administrative and travel costs in your discussion of general and
administrative expenses for 2006 as compared to 2005. These are just examples
of where your disclosure could be improved and not a complete list.

5. Reference is made to the $2.1 million increase in your inventory obsolescence
reserve disclosed in the second paragraph under the cost of goods sold heading on
page 23 and to the $2.6 million net increase in the reserve for doubtful accounts
disclosed in the second paragraph under the general and administrative expenses

heading on page 24. Please tell us how these amounts reconcile to the amounts disclosed in Schedule II.

Application of Critical Accounting Policies and Estimates, page 29

6. To the extent material please quantify and provide an analysis of the impact of your critical accounting estimates on your financial position and results of operations for the years presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Item 8. Financial Statements and Supplementary Data, page 33

Balance Sheet, page 36

7. Please tell us the items and their amounts included in other accrued expenses for each year presented. If any of the items exceed 5 percent of total current liabilities, please state separately such items on the face or in a note.

Consolidated Statements of Operations, page 37

8. Please separately disclose your bad debt expense for each period presented. Refer to paragraph (b)5 of Rule 5-03 of Regulation S-X.

9. Please state separately on the face or in a note interest expense and interest income. Refer to paragraphs (b)8 and (b)9 of Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page 39

10. Reference is made to the increase (decrease) in allowance for doubtful accounts and inventory valuation reserve line items and to the disclosure in Schedule II. It appears that the amounts disclosed in the increase (decrease) in allowance for doubtful accounts line item for 2006 and 2004 represent the change in the allowance while the increase in the allowance for doubtful accounts for 2005 represents the additions to the allowance. Also, it appears that the amounts disclosed in the increase (decrease) in the inventory valuation reserve line item for 2006 and 2005 represent the change in the reserve while the change in the reserve

for 2004 is not presented. Please tell us why these disclosures are not consistent for each period presented. In addition, as it appears you are presenting these items as non-cash charges and credits, please explain to us why it is appropriate to offset write-offs and recoveries of accounts receivable and write-offs of inventory against your provisions for bad debts and inventory valuation.

11. Cash receipts from the sales of goods, including receipts of long-term notes receivable arising from those sales, should be presented as operating cash inflows. Please tell us the basis in GAAP for your classification of note receivable collections as cash inflows from financing activities. Otherwise revise as appropriate. Refer to the guidance in paragraphs 22 of SFAS 95.

12. Please tell us the nature of the proceeds from capital lease obligations classified as cash inflows from financing activities. Also explain to us why this item is not reported in information about non-cash investing and financing activities. Refer to paragraph 32 of SFAS 95. If appropriate, please revise.

Notes to Consolidated Financial Statements, page 40

Note 1 - Summary of Significant Accounting Policies, page 40

Inventories, page 41

13. Please disclose the basis of determining inventory costs (i.e., FIFO, LIFO or average) and the nature of cost elements included in inventory. Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

Property and Equipment and Assets Held For Sale, page 41

14. We note that you have not redeployed the equipment rendered idle from the closing of your production and assembly operations in North Carolina and Mexico in connection with the 2005 restructuring plan. Please tell us when you last tested the assets for recoverability and the results of your impairment test. Also tell us the significant assumptions used to test the assets for recoverability and the status of your redeployment efforts.

Revenue Recognition, page 46

15. Please tell us the significance of your provisions and reserves for sales rebates for the years presented. Also tell us what consideration you gave to addressing sales rebates in your discussion of application of critical accounting policies and estimates on page 29.

Note 7 - Secured Convertible Promissory Notes, page 51

16. We note that you are restricted from paying dividends under the covenants of your secured convertible promissory notes. Please describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.

Note 8 - Stockholders' Equity and Convertible Redeemable Preferred Stock, page 52

Series D Preferred Stock Private Placement Transaction, page 52

17. Please disclose the exercise price of the warrants issued in connection with the private placement in the first paragraph on page 53.

Note 11 - 2005 Restructuring Plan

18. Please explain to us why your classification of the North Carolina manufacturing plant as "held for sale" meets the criteria in paragraph 30 of SFAS 144. Please specifically address the exception to the one-year requirement in paragraph 31 of SFAS 144.

Note 12 - Income Taxes, page 60

19. Please disclose the cumulative amount of undistributed earnings of your foreign subsidiaries. Refer to paragraph 44.b of SFAS 109.

Note 13 - Commitments and Contingencies, page 62

20. Please disclose whether you have accrued an estimated loss with respect to the Mexican federal tax authority claim disclosed on page 64. If not, please give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Note 14 - Geographic Information, page 65

21. You disclose that there is not enough difference between the types of products developed and distributed by you to account for the products separately or to justify segment reporting by product type. Yet, we note that you disclose the approximate amount of sales of products incorporating the stretch waistband technology on page 20 and discuss sales of trim and Talon products in results of operations on page 22. Please tell us whether sales by product are reported in the financial information used to produce your general purpose financial statements. If so, tell us why disclosure of revenues by product or each group of similar

products is not meaningful to the users of your financial statements. Otherwise, please disclose revenues by product or each group of similar products as required by paragraph 37 of SFAS 131. In that regard, it appears that TALON zipper, trim product and TEKFIT revenue disclosures for each year presented may be appropriate.

Note 17 - Quarterly Results, page 67

22. Please disclose gross profit for each period presented. Refer to Item 302(a)(1) of Regulation S-K.

Item 9A. Controls and Procedures, page 68

23. We note your statement that "Disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives." We also note your conclusion that your disclosure controls and procedures were effective at the reasonable assurance level. Please revise to also state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Schedule II - Valuation and Qualifying Accounts and Reserves, page 72

24. It does not appear that additions to reserves reflect provisions for doubtful accounts and inventory valuation reserves charged to operations or that deductions reflect the write-offs (and/or recoveries) against the asset accounts for each of the periods presented. Please advise. Also, the nature of items reflected in deductions is unclear. Please include a footnote to the table that describes the items included in the deductions column. Refer to Rule 12-09 of Regulation S-X.

25. Please revise to include your allowance for sales returns, if material. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Form 10-Q for Quarterly Period Ended June 30, 2007

26. Please address the comments above as applicable.

Part I. Financial Information, page 3

Item 1. Financial Statements, page 3

Consolidated Balance Sheets, page 3

27. Please tell us how you account for recoverable and accrued legal costs related to outstanding litigation and the reasons for the significant changes in these line items during the quarters ended March 31, 2007 and June 30, 2007. Please also tell us the general terms of your insurance policies that provide for reimbursement of legal costs.

Consolidated Statements of Cash Flows, page 5

28. The statements should explain the change during each of the periods in cash and cash equivalents. Refer to paragraph 7 of SFAS 95. Changes in restricted cash are generally presented separately within the investing section of the statements. Please revise or advise.

29. We note that accounts payable and accrued legal converted to notes payable in supplemental disclosures of cash flow information was not reflected in your audited financial statements. Please advise.

Note 10. Subsequent Events, page 14

30. Please tell us the facts and circumstances that led you to conclude that it is not probable that amounts due from Azteca Production International, Inc. are impaired as of the balance sheet date. If it is probable that the note receivable is impaired, please explain to us why you are unable to reasonably estimate the impairment loss. Please address the recognition and measurement principles of SFAS 114 in your response.

Item 4. Controls and Procedures, page 30

31. We note that you state there were no significant changes in your internal control over financial reporting. We also note similar disclosure in Form 10-Q for fiscal quarter ended March 31, 2007. Please confirm to us, if true, that there were no changes in internal controls that occurred during the quarters that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

***

As appropriate, please amend your registration statement and Forms 10-K and 10-Q in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Phippen, Staff Accountant at (202) 551-3336 or William Thompson, Accounting Branch Chief at (202) 551-33446 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Adviser at (202) 551-3240, Ellie Quarles, Special Counsel at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John McIlvery, Esq.
    Stubbs Alderton & Markiles, LLP
    Fax: (818) 444-6302